File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 807

U.S.$50,000,000 0.80 percent Notes due August 19, 2026

Filed pursuant to Rule 3 of Regulation IA

Dated: August 16, 2021

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$50,000,000 0.80 percent Notes due August 19, 2026, Series No. 807 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated June 1, 2021 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 16, 2021 (the "Terms Agreement") and the Pricing Supplement dated August 16, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.02%	99.98%
Total: U.S.$50,000,000.00	U.S.$10,000.00	U.S.$49,990,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 17, 2021
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Inter-American Development Bank

Exhibit A

March 17, 2021

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of July 28, 2020 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 807

U.S.$50,000,000 0.800 percent Notes due August 19, 2026 (the "Notes")

Issue Price: 100.00 percent.

No application has been made to list the Notes on any stock exchange.

Wells Fargo Securities

The date of this Pricing Supplement is August 16, 2021.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 807
U.S.$50,000,000 0.800 percent Notes due August 19, 2026

4841-8141-3366 v.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	807
2.	Aggregate Principal Amount:	U.S.$50,000,000
3.	Issue Price:	U.S.$50,000,000, which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	August 19, 2021
5.	Form of Notes (Condition 1(a)):	Registered only
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$10,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

2

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 807
U.S.$50,000,000 0.800 percent Notes due August 19, 2026

4841-8141-3366 v.2

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate
    and Zero Coupon):   August 19, 2026

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 0.800 percent per annum

    (b) Fixed Rate Interest Payment   Semi-annually in arrear on February 19 and
         Date(s):   August 19 in each year, commencing on
                                                  February 19, 2022, up to and including the
                                                  Maturity Date.

                                                  Each Fixed Rate Interest Payment Date is
                                                  subject to the Business Day Convention, but
                                                  with no adjustment to the amount of interest
                                                  otherwise calculated.

    (c) Business Day Convention: Following Business Day Convention

    (d) Fixed Rate Day Count   30/360
         Fraction(s):

14. Relevant Financial Center: New York and London

15. Relevant Business Day: New York and London

16. Issuer's Optional Redemption   No
    (Condition 6(e)):

17. Redemption at the Option of the   No
    Noteholders (Condition 6(f)):

18. Governing Law: New York

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4841-8141-3366 v.2

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company (DTC); Euroclear Bank SA/NV and/or Clearstream Banking S.A.
3.	Syndicated:	No
4.	Commissions and Concessions:	0.02 percent of the Aggregate Principal Amount
5.	Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) ISIN:	US45818WDJ27
	(b) CUSIP:	45818WDJ2
7.	Identity of Dealer(s)/Manager(s):	Wells Fargo Securities, LLC
8.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.
	(c) Other Registered Global Notes:	No

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4841-8141-3366 v.2

| 9. | Intended to be held in a manner which would allow Eurosystem eligibility: | Not Applicable |

10. Selling Restrictions

| (a) United States: | Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended. |

| (b) United Kingdom: | The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK. |

<table>
<tr><td>(c) Singapore:</td><td>In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).</td></tr>
<tr><td>(d) General:</td><td>No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.</td></tr>
</table>

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration
          & Chief Financial Officer and General Manager,
          Finance Department

4841-8141-3366 v.2

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 807 UNDER
THE PROGRAM

August 16, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$50,000,000 0.800 percent Notes due August 19, 2026 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on August 19, 2021 (the "Settlement Date"), at an aggregate purchase price of U.S.$49,990,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein, and the term "Time of Sale" refers to August 11, 2021, 9:28 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: issue price of 100 percent of the aggregate principal amount (U.S.$50,000,000) less a combined management and underwriting commission and selling concession of 0.02 percent of the aggregate principal amount (U.S.$10,000). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$49,990,000.

2.   Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.   The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.   For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
         Cash Management and Settlements Group
Telephone: (202) 623-3131
SWIFT: IADB US3W
Email: FIN_CMO@IADB.ORG

FOR THE DEALER:

Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
MAC D1086-041
Charlotte, NC 28202-4200
Attention: Agency Trading Desk
Email: debtlegal@wellsfargo.com

7.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(a)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(b)   Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

-3-

(c)   Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4834-0395-9798 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By:

Name: Barbara Garafalo
Title: Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and
          Administration & Chief Financial
          Officer and General Manager, Finance
          Department